UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 12, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. Entry Into a Material Definitive Agreement.

On December 12, 2007, the Corporation entered into a definitive agreement with Thomas D. Washburn, Executive Vice President of the Corporation (an executive officer of the Corporation), to provide him with a severance package in connection with the elimination of his position on December 30, 2007. The agreement with Mr. Washburn is part of a series of changes the Corporation, its home equity, and commercial banking segments have made to restructure in response to the current environment for financial services in order to reduce the Corporation's costs.

In consideration of the above, but subject to the conditions that his employment with the Corporation is not terminated for cause prior to December 30, 2007, and that he does not resign from the Corporation prior to that date, Mr. Washburn will receive a payment of approximately $1,070,000 (to be paid in two annual installments commencing in 2008) which is equal to two years of his current annual salary and two times his 2007 target bonus under the Irwin Financial Corporation Short Term Incentive Plan and the target opportunity designated for 2007 under that plan. Mr. Washburn will also either be provided with outplacement assistance for a period of no more than 12 months in a program that the Corporation shall select in its sole discretion or, at Mr. Washburn's election, receive the value of such assistance in a cash payment. The agreement further provides for reimbursement to Mr. Washburn for certain incremental insurance premiums and the cost of financial planning services. Mr. Washburn has also agreed to certain restrictions against soliciting employees of the Corporation and its affiliates and against the use of confidential information obtained while he was an employee of the Corporation. The agreement also requires a standard release by Mr. Washburn of any claims against the Corporation.

Mr. Washburn's current direct responsibilities as Chairman of the Corporation's three lines of business will transfer on December 30, 2007 to William I. Miller, the Corporation's Chairman and CEO. Mr. Washburn currently also serves as Chairman of Irwin Union Bank and Trust Company and of Irwin Union Bank, F.S.B, roles that will be assumed by other officers of the Corporation on December 30, 2007.

The agreement also provides terms under which Mr. Washburn, at his option, may provide services to the corporation in a transition period to last no longer than June 30, 2008. If Mr. Washburn chooses to provide these services, which are spelled out in the agreement, he will do so with the title of Vice Chairman of the Corporation. For purposes of a number of employee benefit plans and the stock option plan in which Mr. Washburn participates, Mr. Washburn's date of retirement from the Corporation will be deemed to be the last day he works as Vice Chairman of the Corporation.

The Corporation believes the payment amounts and other arrangements provided for in the agreement are consistent with market practices for similar positions under such circumstances. The presence or absence of this agreement with Mr. Washburn does not affect his rights under existing stock and benefit plans, subject to the terms and provisions of such plans and the restrictions of Section 409A of the Internal Revenue Code and applicable regulations, and any amendments to those plans adopted to comply with Section 409A.

The Agreement, General Release and Covenant Not to Sue entered into with Mr. Washburn is filed with this report as Exhibit 99.1.

ITEM 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information set forth in Item 1.01, above, is incorporated into this Item 5.02 by reference.

ITEM 8.01. OTHER EVENTS.

On December 13, 2007, Irwin Financial Corporation issued a press release announcing an executive transition, attached as Exhibit 99.2. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Agreement, General Release and Covenant Not to Sue between Irwin Financial Corporation and Thomas D. Washburn.
99.2	Press Release of Irwin Financial Corporation dated December 13, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 13, 2007   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement, General Release and Covenant Not to Sue between Irwin Financial Corporation and Thomas D. Washburn.
99.2	Press Release of Irwin Financial Corporation dated December 13, 2007.

Exhibit 99.1

Agreement, General Release and Covenant Not to Sue

    This Agreement, General Release and Covenant Not to Sue ("Agreement") is entered into between Irwin Financial Corporation and Thomas D. Washburn ("Executive").

Recitals

    A. Executive has been employed by Irwin Financial Corporation at its headquarters in Columbus, Indiana. Irwin Financial Corporation has made the decision to terminate the employment of the Executive as of December 30, 2007. Such a termination by Irwin Financial Corporation is an "involuntary separation from service" under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder ("Section 409A").

    B. Irwin and Executive have determined that it is in each party's best interests that Irwin continue to employ Executive for a period of time, so long as Executive chooses to remain employed by Irwin, in order to provide for a transition of the duties and responsibilities of Executive, with such transition period beginning on December 30, 2007 and ending on a date selected by Executive on or prior to June 30, 2008.

    C. In recognition of Executive's service with the Company, and in consideration of the mutual covenants, promises, and obligations contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is mutually acknowledged, the parties agree as follows:

    1. **Definitions.** Throughout this Agreement, the term "Irwin" used alone, shall encompass the following: (a) Irwin Financial Corporation, as well as any subsidiary, parent company, affiliated entity, related entity, successor, predecessor, or division of any of the foregoing; and (b) any current or former officer, director, trustee, agent, employee, shareholder, representative, insurer, or employee benefit or welfare program or plan (including the administrators, trustees, and fiduciaries of such program or plan) of an entity referenced in or encompassed by (a) of this sentence. Throughout this Agreement, the term "Termination Date" shall mean December 30, 2007, or such earlier date as Executive's employment terminates pursuant to Paragraph 2. Throughout this Agreement, the term "Retirement Date" shall mean a date selected by Executive between and inclusive of December 31, 2007 and ending June 30, 2008.

    2. **Employment.** As part of the severance package, Irwin agrees that Executive will continue in the employ of Irwin until December 30, 2007 and Executive agrees that Executive will not terminate Executive's employment with Irwin prior to December 30, 2007; provided, however, such employment shall cease upon Executive's death prior to such date and Irwin may cease such employment prior to such date in the event Executive fails to perform his current duties or in the event Executive engages in conduct that materially injures or harms Irwin. Beginning December 30, 2007, Executive may continue in the employ of Irwin to perform the duties and responsibilities of Executive's position as described on Exhibit C attached hereto and made a part hereof until the Retirement Date selected by Executive in Executive's sole discretion; provided, however, if a Retirement Date is not selected prior to June 30, 2008 or the date of death of

Executive, the Retirement Date shall automatically be June 30, 2008 or the date of death of Executive, as applicable. Furthermore, so long as Executive chooses to continue in the employ of Irwin after December 30, 2007 and for such period, Executive shall be subject to all Irwin policies, procedures, guidelines and other workplace requirements in place, without limitation, as of and prior to December 30, 2007 and as amended prior to the Retirement Date.

   3. **Severance Payment and Other Consideration.** As part of the severance package, if (A) Executive remains employed through December 30, 2007, (B) Executive signs this Agreement and this Agreement is not revoked by Executive by or before December 30, 2007, and (C) Executive delivers, fully executed by Executive and dated December 30, 2007 the Reaffirmation of Agreement, General Release and Covenant Not to Sue attached as Exhibit A (the "Reaffirmation"), Irwin shall provide Executive with the following, all in consideration of the terms and conditions and releases contained in this Agreement:

     (a)   Irwin agrees to pay Executive a settlement payment in the gross sum of One Million Seventy Thousand and No/100 Dollars ($1,070,000) (the "Settlement Payment"). Due to the involuntary separation from service under Section 409A, $450,000 will be paid in immediately available funds to Executive on January 2, 2008. $620,000 will be paid to Executive on January 2, 2009. Any Settlement Payment will be less all applicable payroll withholdings, including all state, local and federal taxes. The Settlement Payment shall be reported by Irwin on the appropriate tax form.

     (b)   Irwin and Executive acknowledge that Executive is permitted to participate, at Executive's cost, in the Irwin Financial Corporation Health Plan (the "Medical Plan") as a retiree pursuant to the terms and conditions contained in the Medical Plan as of the Retirement Date. Irwin agrees to reimburse Executive for the difference between the cost of participation of Executive as a retiree in the Medical Plan less the current cost of participation of Executive (if a positive number) in the Medical Plan, using the same plan choice and other options chosen by Executive for the 2007 Medical Plan year, until such time that Executive is no longer eligible to participate in the Medical Plan pursuant to the terms of the Medical Plan. These reimbursement payments will be made on the 15th day of each month following satisfactory proof and verification that Executive elected to continue retiree benefits under the Medical Plan, is a participant in the Medical Plan and made the premium payment under the Medical Plan for which reimbursement is sought. Reimbursement of Executive shall not begin until the first day of the seventh month after the Retirement Date, and all amounts incurred by Executive from the Retirement Date until the first day of the seventh month after the Retirement Date shall be paid by Irwin on the first day of the seventh month after the Retirement Date. Irwin will issue Executive the appropriate tax document for the value of the payments as determined by Irwin.

(c)   For a period of twelve (12) months after the Retirement Date Irwin will provide for outplacement services for Executive by enrolling Executive as a participant in the Right Choice Executive Service Package from Right Management. In the event Executive chooses to receive all, or a portion of, the value of this service in cash, Executive shall notify Irwin in writing and Irwin shall make cash payment to Executive after adjusting such payment for the value of any payments made by Irwin for services to Executive from Right Management. Any cash payment delivered to Executive for this item will be made to Executive on January 2, 2009 and will satisfy in full Irwin's obligations under this paragraph. Irwin will issue Executive the appropriate tax document for the value of the payments as determined by Irwin.

(d)   Irwin acknowledges that Irwin's Compensation Committee has consented to the "retirement" of Executive under the terms of the Irwin Financial Corporation 1997 Stock Option Plan, as amended (the "1997 Plan"), and the Irwin Financial Corporation Amended and Restated 2001 Stock Plan, as amended (the "2001 Plan" and, collectively with the 1997 Plan, the "Plans"), and that, therefore, Executive shall be deemed retired under the Plans beginning on the Retirement Date. Executive acknowledges and agrees that all restricted stock and options granted to the Executive under the Plans that are not vested, and that have not otherwise expired pursuant to 1997 Plan and 2001 Plan provisions, on the Retirement Date are forfeited and that only the restricted stock and nonqualified stock options which are vested on the Retirement Date under the Plans, all of which are set forth on Exhibit B attached hereto and made a part hereof, remain exercisable after the Retirement Date and are exercisable and expire in accordance with Exhibit B attached hereto and made a part hereof.

(e)   Notwithstanding anything contained herein to the contrary, Executive's rights under the Irwin Financial Corporation Amended and Restated Short Term Incentive Plan, the Medical Plan, the Irwin Financial Corporation Supplemental Executive Retirement Plan for Executive, and the Irwin Financial Corporation Employees' Savings Plan shall be governed by the provisions set forth in such plans, as applicable, and not this Agreement.

(f)   Irwin will continue to reimburse Executive for the cost of financial planning services requested by Executive and provided by Irwin Union Advisory Services beginning on the Retirement Date and ending two years after the Retirement Date. Reimbursement of Executive shall not begin until the first day of the seventh month after the Retirement Date, and all amounts incurred by Executive from the Retirement Date until the first day of the seventh month after the Retirement Date shall be paid by Irwin on the first day of the seventh month after the Retirement Date. Irwin will issue Executive the appropriate tax document for the value of the payments as determined by Irwin.

(g)   No payment or other consideration under this Paragraph 3 shall be made until after the effective date of this Agreement (as determined pursuant to this Agreement). Each payment shall be mailed to Executive's address listed in Irwin's records.

In paying the amount specified in this Paragraph 3, Irwin makes no representation as to the tax consequences or liability arising from said payment including, without limitation, under Section 409A. Moreover, the parties understand and agree that any tax consequences and/or liability arising from the payment to Executive shall be the sole responsibility of Executive. To this extent, Executive acknowledges and agrees that Executive will pay any and all income tax which may be determined to be due in connection with the payment described in this Paragraph 3. Executive also agrees to indemnify Irwin for any and all tax liability (including, but not limited to, fines, penalties, interest, and costs and expenses, including attorneys' fees) arising from or relating to the payment described in this Paragraph 3 and/or imposed by the Internal Revenue Service, the State of Indiana, or any other taxing agency or tribunal as a result of Executive's failure to timely pay taxes on said payment or any portion thereof.

The payments and obligations assumed by Irwin in this Paragraph 3 reflect consideration provided to Executive over and above anything of value to which Executive already is entitled, and will be subject to all applicable taxes, withholdings, and deductions. Executive acknowledges and agrees that no other sums or amounts are or will be due or owing to him and expressly waives any rights or claims to additional sums, amounts, privileges, or benefits not expressly provided for in this Paragraph 3.

4. **General Release and Waiver.** Executive (for himself, his agents, assigns, heirs, executors, and administrators) releases and discharges Irwin from any claim, demand, action, or cause of action, known or unknown, which arose at any time from the beginning of time to the date Executive executes this Agreement, and waives all rights relating to, arising out of, or in any way connected with Executive's employment with Irwin Financial Corporation, the cessation of that employment, or the compensation or benefits payable in connection with that employment or the cessation of that employment, including (without limitation) any claim, demand, action, cause of action or right, including claims for money damages and claims for attorneys' fees, based on but not limited to (a) Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. § 2000(e), et seq.; (b) The Americans With Disabilities Act of 1990, 42 U.S.C. § 12101, et seq.; (c) The Family and Medical Leave Act of 1993, 29 U.S.C. § 2601, et seq.; (d) The Age Discrimination in Employment Act, 29 U.S.C. § 621, et seq.; (e) The Civil Rights Act of 1866, as amended 42 U.S.C. § 1981; (f) The Executive Retirement Income Security Act, 29 U.S.C. § 1001, et seq.; (g) The Fair Credit Reporting Act; (h) The Indiana Civil Rights Law, IND. CODE 22-9-1, et seq.; (i) any wage law, including the Indiana wage payment and wage claims acts, IND. CODE § 22-2-2-4, 22-2-5-2, 22-2-5-9, 22-2-9-1, et seq.; (j) the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq.; (k) the Equal Pay Act, as amended 29 U.S.C. § 206, et seq.;(l) any existing or potential agreement, contract, representation, policy, procedure, statement, or entitlement (whether the foregoing might be oral or written, express or implied); and/or (m) any other federal, state, or local law, whether arising or emanating from statute, executive order, regulation, code, constitution, case law, common law, or other source, including without limitation all actions sounding in tort or contract (which include, but are not limited to, wrongful discharge, retaliation, breach of implied contract and breach of the covenant

of good faith and fair dealing). This Agreement shall not apply to rights or claims that arise after the date the Agreement is executed by Executive; nor shall any provision in this Agreement be interpreted to waive or extinguish any rights or claims which - by express and unequivocal terms of law - may not under any circumstances be waived or extinguished.

5. **Mutual Disclaimer.** This Agreement shall not be construed as an admission of liability or wrong-doing by either party, but is entered into in an effort to provide Executive with a severance package and to end the parties' employment relationship on an amicable basis. Accordingly, on behalf of Irwin, the undersigned Irwin representative states under penalties of perjury that - at the time this Agreement is executed - he is not aware of any facts or incidents that constitute or might constitute legal liability or legal wrongdoing on the part of Executive from the beginning of time up to the date Executive signed this Agreement. Likewise, Executive states under penalties of perjury that - at the time he executes this Agreement - Executive is not aware of any facts or incidents that constitute or might constitute liability, wrongdoing, or discrimination by Irwin from the beginning of time up to the date Executive signs the Agreement.

6. **Confidentiality.** Until such time as this entire Agreement is filed with the Securities and Exchange Commission, Executive agrees to keep the terms of this Agreement that are not disclosed in any 8K filing by Irwin with the Securities and Exchange Commission confidential and will not disclose any such information concerning this Agreement to anyone except Executive's spouse, tax advisor, legal counsel, or anyone required by law to know the contents of the Agreement, *provided that* Executive informs any of these specified persons that Executive is bound by a confidentiality covenant and that the person is not to disclose any information concerning the Agreement. Executive acknowledges that disclosure of the terms or amounts of this Agreement would cause irreparable harm to Irwin but in an amount incapable of precise determination. Should Executive violate this provision, Irwin shall be entitled to injunctive relief in addition to any other available remedy or form of legal and equitable relief, including attorney's fees and costs. Executive acknowledges that this confidentiality provision is a material element of this Agreement and that consideration has been given for this and all other provisions of this Agreement.

7. **Covenant Not to Sue.** Executive agrees that he will never sue Irwin concerning any claim, issue, or matter relating to or arising out of his employment, the termination of that employment, or any other interaction with Irwin. Should Executive violate any aspect of this Paragraph, Executive agrees that his suit shall be null and void, and must be summarily dismissed or withdrawn. Executive also agrees that if a claim of any kind should be raised, brought, or filed in his name or on his behalf, Executive waives any right to, and agrees not to take, any resulting award and will immediately request in writing that the claim or matter be withdrawn.   Nothing in this Paragraph or in this Agreement is intended to limit or restrict any rights Executive may have to enforce this Agreement or any other right that cannot, by express and unequivocal terms of law, be limited, waived, or extinguished, nor preclude Executive from challenging the validity of the Agreement under the ADEA. Moreover, nothing in this Agreement shall operate to waive rights or claims under the ADEA if those rights or claims arise after the date Executive signs this Agreement.

8. **Non-Solicitation**. Executive hereby covenants and agrees that for a period commencing on

the date hereof and twenty-four (24) months after Executive's Retirement Date, Executive will not:

(i) Use any non-public or confidential information obtained by Executive, in his capacity as an employee of Irwin, about any customer or client of Irwin for his personal benefit or for the benefit or purposes of any other company;

(ii) Use any non-public information about Irwin for his personal benefit or for the benefit or purposes of any other company;

(iii) cause or attempt to cause any supplier or prospective supplier of Irwin to terminate, limit or in any manner modify or fail to enter into any actual or potential relationship or contract with Irwin; or

(iv) solicit, induce, recruit or encourage any person employed by Irwin or an affiliate of Irwin to modify or leave their employment.

For the purposes of this Agreement, "non-public or confidential information" shall include any items about which Executive has obtained proprietary information at any time during the last two (2) years of Executive's employment.

9. **Severability.** The parties explicitly acknowledge and agree that the provisions of this Agreement are both reasonable and enforceable. However, the provisions of this Agreement are severable, and the invalidity of any one or more provisions shall not affect or limit the enforceability of the remaining provisions. In the unlikely event, therefore, that a court of competent jurisdiction determines that any of the terms, provisions, or covenants of the Agreement are unreasonable, the court shall limit the application of any such term, provision or covenant, or modify such term, provision or covenant and proceed to enforce those terms as so limited or modified.

10. **Non-Disclosure.** Executive agrees not to disclose confidential, sensitive, or proprietary information concerning Irwin obtained by Executive during his employment. For purposes of this Agreement, "proprietary" or "confidential" information would include, without limitation, all materials and information (whether written or not) about Irwin's services, products, processes, research, customers, personnel, finances, purchasing, sales, marketing, accounting, costs, pricing, improvements, discoveries, software, business methods and formulas, inventions, and other business aspects of Irwin (including, but not limited to, information concerning relationships with suppliers, customers, lenders, or other business affiliates) which are not generally known and accessible to the public at large, or which provide Irwin with a competitive advantage. Executive further agrees that he will not make any legally impermissible statements or representations that disparage, demean, or impugn Irwin, its products, programs or methods, including without limitation any legally impermissible statements impugning the personal or professional character of any owner, officer, or employee, or consultant for Irwin. By signing this Agreement, Executive agrees that he has not disclosed information in violation of this provision and that he will not in the future. Should Executive violate this provision, Irwin shall be entitled to injunctive relief in addition to any other available remedy or form of legal and equitable relief, including attorney's fees and costs. Executive acknowledges that this confidentiality provision is a material element of this Agreement and that consideration has been

given for this and all other provisions of this Agreement.

11. **Company and Personal Property.** Executive affirms under penalties of perjury (a) that, at the time of his separation, he will return to the Company all equipment, documents, memoranda, records, files, notes, diskettes, copies, credit cards, keys, computers, computer file passwords, and any other materials and property of Irwin; and (b) that he will make no copies of the foregoing materials unless otherwise itemized in writing and provided to Human Resources for company approval.

12. **General Consequences.** Should Executive breach any aspect of this Agreement, the following separate and independent remedies shall be appropriate:

> (a) Executive shall pay all damages (including, but not limited to, litigation and/or defense costs, expenses, and reasonable attorneys' fees) incurred by Irwin as a result of Executive's breach if such breach is not cured or corrected to Irwin's satisfaction within ten (10) days of Irwin's representative mailing written notice of the breach to Executive's last known address (with Executive acknowledging that it shall be his responsibility to review the address currently possessed by Human Resources and to notify Human Resources by certified mail if his address is different).

> (b) Executive shall not be entitled to any sums or benefits remaining to be paid or provided pursuant to this Agreement.

> (c) Executive shall - upon written request by Irwin to do so - reimburse Irwin for the value of any amounts or benefits previously provided by Irwin pursuant to Paragraph 3, save $500 (which sum constitutes sufficient consideration for the ADEA waiver and other aspects of this Agreement). This reimbursement shall be in the form of a certified check delivered to Irwin within twenty (20) days after a Company representative mails a written demand to Executive's last known address. In the event this remedy provision is triggered, Executive agrees that the remaining provisions of the Agreement shall remain in full force and effect.

Nothing in this Paragraph is intended to limit or restrict any other rights or remedies Irwin may have by virtue of this Agreement or otherwise. Likewise, nothing in the Paragraph or in this Agreement is intended to limit or restrict any rights Executive may have to enforce this Agreement or challenge the Agreement's validity under the ADEA, or any other right that cannot, by express and unequivocal terms of law, be limited, waived, or extinguished.

13. **Applicable Law & Jurisdiction.** The parties agree that this Agreement shall be interpreted, enforced, and governed under the laws of Indiana. Moreover, while the parties do not contemplate any future disputes, Executive consents to personal jurisdiction in Indiana in the unlikely event of a dispute, and agrees that any action or claim regarding this Agreement or otherwise brought against Irwin by or on behalf of Executive, Executive's agents, assigns, heirs, administrators, or executors shall be maintained in Indiana.

14. **Knowledge and Understanding.** Executive acknowledges under penalties of perjury that:

      (a)   Executive has been, and is hereby, advised to consult with an attorney prior to executing this Agreement and has been given a reasonable amount of time within which to consult with an attorney;

      (b)   Executive has been given a period of twenty-one (21) days within which to consider this Agreement;

      (c)   Executive has availed himself of all opportunities he deems necessary to make a knowing, voluntary, and fully informed decision; and

      (d)   Executive is fully aware of his rights, and has carefully read and fully understands all provisions of this Agreement before signing.

15. **Effective Date.** This Agreement may only be accepted during the 21-day period after Executive receives this Agreement. In the event Executive executes this Agreement within the twenty-one (21) days following Executive's receipt of this Agreement, he shall have an additional seven (7) days to revoke the Agreement. Any revocation shall be in writing and both mailed and faxed to the attention of Carrie Houston, Irwin Financial Corporation, PO Box 929 Columbus, IN 47201; facsimile: 812-373-1458. This Agreement shall not become effective, therefore, and none of the benefits set forth in this Agreement will become due or payable, until after the Effective Date of this Agreement (the "Effective Date" defined as the first day after Executive has executed the Agreement within the allotted 21-day period and the 7-day revocation period has expired without revocation being exercised).

16. **Application.** This Agreement shall apply to Executive, as well as to Executive's heirs, agents, executors, administrators, assigns, and successors. This Agreement also shall apply to, and inure to the benefit of, Irwin, the predecessors, successors, and assigns of Irwin, and each past, present, or future employee, agent, representative, officer, or director of Irwin.

17. **Complete Agreement.** This Agreement sets forth the complete agreement between the parties relating to the subjects herein and supersedes and extinguishes any prior agreements or understandings. Executive acknowledges and agrees that, in executing this Agreement, he does not rely and has not relied upon any representations or statements not set forth herein made by Irwin with regard to the subject matter, basis, or effect of this Agreement or otherwise. *Notwithstanding the foregoing,* nothing in this Agreement is intended to or shall limit, supersede, nullify, or affect any other duty or responsibility Executive may have or owe to Irwin by virtue of any separate agreement or otherwise.

[signature page immediately follows]

AGREED TO BY:

On Behalf Of Irwin Financial Corporation

December 5, 2007   By:_____ /S/ Matthew F. Souza_____
Date   Matthew F. Souza

December 5, 2007   /S/ Thomas D. Washburn_____
Date   Thomas D. Washburn

Exhibit A

REAFFIRMATION OF
AGREEMENT, GENERAL RELEASE AND COVENANT NOT TO SUE

I, _____, hereby reaffirm the terms of the Agreement, General Release and Covenant Not to Sue previously entered into between Irwin Financial Corporation and me on _____, 2007, ("the Agreement"), a copy of which is attached hereto as Exhibit A and is incorporated by reference into this subsequent affirmation of the Agreement. I hereby reaffirm that I have complied with all the terms of the Agreement and that I will continue to do so. I also reaffirm and agree to all the terms of the Agreement as delineated in Exhibit A. This Reaffirmation of the Agreement shall not apply to rights or claims that may arise after the date the parties sign this Reaffirmation.

BY SIGNING THIS REAFFIRMATION OF THE AGREEMENT, I STATE THAT: I HAVE READ IT; I UNDERSTAND IT AND KNOW THAT I AM GIVING UP IMPORTANT RIGHTS; I AGREE TO ALL THE TERMS CONTAINED WITHIN THE AGREEMENT; I AM AWARE OF MY RIGHT TO CONSULT AN ATTORNEY BEFORE SIGNING IT; I HAVE SEVEN (7) DAYS AFTER SIGNING TO REVOKE THIS REAFFIRMATION; AND I HAVE SIGNED THIS REAFFIRMATION KNOWINGLY AND VOLUNTARILY.

The Parties have each executed this Reaffirmation to the Agreement on the dates indicated below.

Irwin Financial Corporation

_____   By: _____
                                              Irwin Financial Corporation
                                              By Its Authorized Representative

Dated: _____   Dated: _____

                                              _____
                                              Witness

                                              Dated: _____

Exhibit B

Vested Non-Qualified Stock Options

Number	Grant Date	Plan	Type	Granted	Price	Exercised	Vested	Expiration Date
00000126	4/21/1998	1997	NQ	6,140	$28.187500	0	6,140	4/20/2008
00000127	4/29/1999	1997	NQ	9,700	$24.093750	0	9,700	4/28/2009
00000128	4/26/2000	1997	NQ	12,800	$16.968750	0	12,800	4/25/2010
00001002	4/25/2001	1997	NQ	13,600	$21.380000	0	13,600	4/24/2011
00001282	2/14/2002	2001	NQ	19,300	$15.650000	0	19,300	2/13/2012
00001468	4/24/2003	2001	NQ	26,400	$22.460000	0	26,400	2/13/2012
00001630	4/29/2004	2001	NQ	14,300	$23.890000	0	14,300	2/13/2012
00001722	5/3/2005	2001	NQ	30,400	$20.470000	0	22,800	2/13/2012
00001827	4/17/2006	2001	NQ	36,200	$18.080000	0	18,100	2/13/2012
00001937	5/9/2007	2001	NQ	26,200	$17.090000	0	6,550	2/13/2012

Unvested Non-Qualified Stock Options (as of November ___, 2007)

Number	Grant Date	Plan	Type	Granted	Price	Exercised	Unvested	Vesting Dates (and number)	Expiration Date
00001722	5/3/2005	2001	NQ	30,400	$20.470000	0	7,600	0	2/13/2012
00001827	4/17/2006	2001	NQ	36,200	$18.080000	0	18,100	0	2/13/2012
00001937	5/9/2007	2001	NQ	26,200	$17.090000	0	19,650	0	2/13/2012

Unvested Restricted Stock

Number	Grant Date	Plan	Type	Granted	Price	Unvested	Vesting Dates (and number)
00001944	5/9/2007	2001	RSA	7,540	$0.000000	7,540	

Exhibit C
Duties and Responsibilities

- Executive will hold the title of Vice Chairman of Irwin Financial Corporation.
- As Vice Chairman, Executive will not serve on the Board of Directors or any committee of the Board of Directors of Irwin although Executive will continue to attend Management Committee meetings. Executive will have no authority to, and shall not, execute documents or agreements on behalf of Irwin and Executive will have no authority to, and shall not, sign checks or approve any expenditures for Irwin.
- Executive will lead the efforts to transition primary management support for the Compensation Committee from Executive to Matt Souza, or his successor, by supporting the Compensation Committee and Mr. Souza through the annual cycle of compensation reviews and adjustments in 2008.
- Executive will work actively with Jocelyn Martin-Leano, or her successor, to refine further the fundamental business model and strategy of Irwin Home Equity, adjust both as circumstances change, and implement the 2008 plan in the first half of the year.
- Executive will work actively with Wallace Harris and Brad Kime, or their successors, to refine further the fundamental business model and strategy of Irwin Advisory Group, adjust both as circumstances change, and implement the 2008 plan in the first half of the year.
- Executive will continue to attend meetings of (but no longer serve as the Chairman of) the Commercial Banking, Commercial Finance, and Home Equity Management Committees through the Retirement Date. In that role, the Presidents of each segment will no longer report to Executive.
- Executive will advise the CEO and other members of the Policy Council on all transition related issues as needed and requested by the CEO and any other member of the Policy Council including, without limitation, transition issues related to the management of the PayCycle investment by Irwin Ventures, Inc.
- Executive will attend meetings of the Consolidated Credit Risk Oversight Committee and other committees and boards as mutually agreed.
- Executive will not participate in the LTIP and will not receive an LTIP grant in 2008.
- Executive will continue to be paid a base salary of $345,000 per annum pro rated beginning December 31, 2007 and ending on the Retirement Date.
- Executive will be permitted to participate in the Amended and Restated Short Term Incentive Plan for the calendar year 2008 performance period (the "2008 STIP") consistent with the terms of the 2008 STIP. If, on the Retirement Date, Executive executes and delivers a satisfactory release of all claims from the Termination Date to the Retirement Date, and Executive does not revoke such release prior to the date upon which the following described payment is made to Executive, Irwin agrees to pay Executive, pursuant to the 2008 STIP, a pro-rata portion of any payment required pursuant to the terms of the 2008 STIP based on the number of days Executive is employed by Irwin during calendar year 2008.

Exhibit 99.2

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.379.7603

IRWIN FINANCIAL CORPORATION ANNOUNCES
EXECUTIVE TRANSITION

(Columbus, IN, December 13, 2007) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on small business banking and consumer mortgage lending, today announced that it will eliminate the position of Executive Vice President held by Thomas D. Washburn as of December 30, 2007. Mr. Washburn will assume the title of Vice Chairman as of December 30, 2007 in order to assist the Corporation in the transition of his responsibilities to others, a role that will end by or before June 30, 2008.

Washburn, 60, joined Irwin in 1976 and held a variety of leadership positions at the Corporation and its principal operating segments during the ensuing 31 years. Mr. Washburn's current direct responsibilities as Chairman of the Corporation's three lines of business will transfer on December 30, 2007 to William I. Miller, the Corporation's Chairman and CEO.

"During his distinguished career, spanning four decades, Tom has been one of the primary architects of the transformation of this Corporation from a small-town, Indiana-centric community bank to its North American platform today," said Mr. Miller. "Tom's leadership has helped drive the Corporation's assets from $165 million to $6 billion today. More than that, he has been a valued mentor to many in the Corporation. Tom's insights, guidance, and future orientation have been instrumental to our growth over the past several decades."

"The Corporation, our home equity, and commercial banking segments are all making a number of restructuring changes in response to the current environment for financial services in order to reduce the Corporation's costs. In this context, Tom has graciously accepted this decision of the Corporation and, in addition, has offered to provide the Corporation with transition advice for a period of up to six months following the termination of his role as Executive Vice President of the Corporation and Chairman of our operating segments. We are fortunate that he will work with us to ensure a smooth transition in his duties," Mr. Miller concluded.

Mr. Washburn's separation agreement includes payment to him of approximately two times his current annual base salary and target bonus, in addition to benefits he has earned but not yet received under the Corporation's qualified defined benefit and supplemental executive retirement plans, equity-based compensation plans, as well as continuation of certain health insurance benefits. The cost to the Corporation of the separation agreement, which will be recognized in the current quarter, will be approximately $1.1 million, or approximately two cents per share. Mr. Washburn may choose to work for the Corporation at his option, in the role of Vice Chairman, to assist in the transition of his duties through June 30, 2008.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to small businesses and consumers in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which include the elimination of the position of Executive Vice President as of December 30, 2007, our estimate of the cost of Mr. Washburn's separation agreement and our intention to recognize the cost in the current quarter.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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